(English Translation)

The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2006

SANYO Electric Co., Ltd.

1. Date of The Board of Directors : Nov 24, 2006
2. Payable date for interim dividends : -

[1] Consolidated Results

(1) Business Results for The Six Months ended September 30, 2006 and 2005

	Millions of Yen 2006	Millions of Yen 2005	Change
Net sales	¥ 1,095,539	¥ 1,179,391	(7.1 %)
Operating income (loss)	15,841	(28,369)	-
Net income (loss) from continuing operations before income taxes	7,031	(114,785)	-
Net loss	(3,618)	(142,525)	-
	Yen	Yen	
Net income per share : Basic	¥ (34.90)	¥ (76.85)	
: Diluted	(34.90)	(76.85)	

(2) Financial Position as of September 30, 2006 and 2005

	Millions of Yen 2006	Millions of Yen 2005
Total assets	¥ 2,137,679	¥ 2,497,078
Stockholders' equity	386,142	165,702
Stockholders' equity as a % of total assets	18.1 %	6.6 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2007

Net sales	¥ 2,200,000 Mil.
Net loss	¥ (50,000) Mil.

[2] Non-consolidated Results

(1) Business Results for The Six Months ended September 30, 2006 and 2005

	Millions of Yen		
	2006	2005	Change
Net sales	¥ 593,713	¥ 646,479	(8.2 %)
Operating loss	(11,661)	(30,205)	-
Ordinary loss	(8,899)	(31,653)	-
Net loss	(14,571)	(255,322)	-
	Yen	Yen	
Net income per share : Basic	¥ (2.37)	¥ (137.66)	
Cash dividends declared	-	-	

(2) Financial Position as of September 30, 2006 and 2005

	Millions of Yen	
	2006	2005
Total assets	¥ 1,253,691	¥ 1,133,072
Stockholders' equity	395,671	226,872
Stockholders' equity as a % of total assets	31.6 %	20.0 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2007

Net sales	¥ 1,190,000 Mil.
Ordinary loss	¥ (21,000) Mil.
Net loss	¥ (65,000) Mil.